

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2017

Via E-Mail

J. Alan Bannister
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166

> **Re:** **Entertainment Gaming Asia Inc.**
> **Schedule TO-T/13E-3 filed on May 5, 2017**
> **Schedule TO-T/13E-3 amd. 1 filed May 23, 2017**
> **Filed by Melco International Development Ltd *et al***
> **File No. 5-56183**

Dear Mr. Bannister:

The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase dated May 5, 2017 included as Exhibit 99(A)(1)(A) to the Schedule TO-T/13E-3.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Schedule 13E-3/TO-T filed May 23, 2017

1. We note that you have amended the offer to eliminate the Minimum Condition. Your revised disclosure indicates that Purchaser will not consummate the Merger if you do not own 90% or more of the outstanding shares of Entertainment Gaming Asia Inc. ("EGA") after the offer, which had been assured when the Minimum Condition was 90%. Because there is now no minimum tender condition and you state that you may not consummate a second-step, squeeze-out Merger, the filing persons must revise their fairness discussion. In this regard, your fairness determination had relied in part on the existence of the Minimum Condition which you specifically noted was not waivable (see first bullet point on page 7 of the original Offer to Purchase) and the second-step Merger which would

occur after the offer (see the sixth bullet point on page 7). Both of these are no longer assured due to the changes you have made in the terms of the offer.

2. Similarly, the discussion of considerations related to the structure of the transaction on page 4 of the original Offer to Purchase relied in part on the existence of the back-end Merger and should be revised to reflect the new structure of the offer.

3. Your revised fairness analysis should address fairness both to those shareholders who tender and those who may remain as target shareholders after the offer.

4. Your fairness determination rested in part on the fact that unaffiliated shareholders would have the opportunity to consider the position of the EGA Board and the reasons for its position, which would be included in the company's Schedule 14D-9 (see the third bullet point on page 7 of the initial Offer to Purchase). Since the Board has elected not to take a position on the offer, please address in the revised fairness analysis.

5. With respect to the revised fairness analysis, please advise how you will disseminate this new disclosure to shareholders and allow sufficient time for shareholders to consider it.

6. We note the new disclosure about the Purchaser's plans for EGA after the offer if the Merger is not consummated. These include potentially engaging a liquidator to sell EGA as a whole, or selling its assets and liquidating the company. Please discuss the liquidation value of EGA as part of the fairness analysis. See Item 1014 of Regulation M-A.

Schedule 13E-3 filed May 5, 2017– General

7. Tell us why you have not included Mr. Lawrence Yau Lung Ho as a filer on the Schedule 13E-3. In this regard, we note that Mr. Ho is Executive Chairman of the Board and CEO of Melco, which controls Entertainment Gaming Asia Inc. ("EGA") and owns 52.51% of Melco's ordinary shares outstanding. He is also a control person of several entities (Better Joy Overseas Ltd., Summit Ascent Holdings Ltd.) that are "substantial shareholders" of EGA.

8. Tell us why you have not included as filers on the Schedule 13E-3 those executive directors and executive officers who are affiliated with both EGA and Melco or its affiliates. In this regard, we note that only one of EGA's directors, Vincent L. DeVito, has no affiliation with Melco or its affiliates. For each affiliated officer or directors, explain their role with EGA/Melco after the offer, as well as any equity stake (quantified as a percentage of share ownership of the surviving entity) in Melco after the offer. Finally, as to each individual, describe their role in the tender offer, if any. We may have additional comments.

Offer to Purchase dated May 5, 2017 - Special Factors - Background of the Offer, page 3

9. Expand this section to discuss any contacts between affiliates of Melco and EGA regarding a potential transaction prior to May 5, 2017.

10. See the fifth paragraph in this section. Describe the "strategic alternatives" Melco considered with respect to its investment in Entertainment Gaming. Identify the alternatives considered, when they were analyzed and why they were rejected in favor of this going private transaction. (See additionally our comment above regarding the new disclosure about alternatives in the amended offer materials filed on May 23, 2017).

11. Your expanded Background section should describe the "unsolicited requests from stockholders of Entertainment Gaming" received by Melco regarding an acquisition of EGA. Who made these requests? When were they made? What was the context in which they were made? Were any of the requesting parties affiliates (by shareholding or otherwise) of either Melco or EGA?

12. State the reasons for engaging in this going private transaction now, as opposed to other times in EGA's history after Melco became a majority owner or before that time.

Our Position Regarding the Fairness of the Offer, page 6

13. At the forepart of this section, define exactly which parties are expressing the position on fairness and the analysis that follows.

14. Generally all of the factors included in the Instruction 2 to Item 1014 are considered material in assessing the fairness of the transaction to unaffiliated shareholders. To the extent any factor is not considered material in the context of your offer or was considered but given little weight, this can be important information for shareholders. Please revise to describe how each filing person considered each of the factors listed, or if they did not, explain why.

15. See our comment above regarding the possible intent to liquidate EGA after the offer if the Purchaser does not acquire sufficient shares in the amended offer without a minimum tender condition to consummate the Merger. This seems to contradict the disclosure on page 7, third paragraph from the bottom regarding no intent to liquidate. Please revise or advise.

16. We note the statement in the second to last paragraph on page 7 that in your judgment, "the prices paid in the past for Shares are not indicative of the value of the Shares as of the date of this Offer in light of Entertainment Gaming's current business operations and

future prospects." Please elaborate to describe the specific factors, including in the company's future prospects, that have changed in your view.

<u>Certain Information Concerning Entertainment Gaming, page 23</u>

17. Refer to the disclaimer about information concerning EGA in the first paragraph on page 24. Since Purchaser's affiliates control EGA, please delete or revise.

18. For the same reason, please advise why you cannot obtain ratio of earnings to fixed charges or book value figures for your interest in EGA.

<u>Source and Amount of Funds, page 25</u>

19. Identify the "affiliates" referenced at the top of page 26 in this section that may provide funds to purchase tendered shares. In your response letter, explain why they are not bidders in this offer or include them as such. We may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions